UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
Second Quarter 2013 Financial Results

~2Q13 Revenue Increased 5.3% YoY to RMB317.6 million ~
~ Meets Second Quarter Revenue and Gross Margin Guidance and Beats 2Q13 Net Income and EPS Guidance ~

Shanghai, China, September 12, 2013 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Financial Highlights

•	Revenues in the second quarter of 2013 were RMB317.6 million ($51.7 million), an increase of 5.3% from RMB301.6 million in the same quarter of 2012.

•	Gross profit in the second quarter decreased 3.7% year over year to RMB140.1 million ($22.8 million) from RMB145.5 million in the same quarter of 2012.

•	Gross margin was 44.1% compared with 48.2% in the prior year period and 45.7% in the first quarter of 2013.

•	Net income was RMB67.6 million ($11.0 million), an increase of 2.2% from RMB66.2 million in the same quarter of 2012.

•
Diluted earnings per ordinary share was RMB0.61 ($0.10) in the second quarter, equivalent to RMB2.43 ($0.40) per ADS, compared to diluted earnings per ordinary share of RMB0.60 ($0.10) or RMB2.38 ($0.39) per ADS in the second quarter of 2012.

James Hong, Founder, Chairman and Chief Executive Officer, commented, “We are pleased to announce a healthy second quarter 2013, as our bottom line results exceeded our previous guidance. Our revenue increased from the previous quarter despite a noticeable drop in average selling prices thanks to the strong growth in sales through our distributors and direct stores.  Selling and distribution costs were further reduced, as we continued our store model transition to improve our operational efficiency and infrastructure. During the second quarter, a total of 20 distributor and sub-distributor stores and 1 self-operated direct store were opened, resulting in a total of 1,383 store locations.”

“In the back half of the year, we expect to experience more challenging market conditions due to a cancellation of orders by certain distributors, a 3% decrease in wholesale prices offered to our distributors and increased advertising costs as we ramp up marketing efforts to capture greater market share. In spite of these near-term challenges, we remain comfortable with our ability to strengthen our brand presence and grow our profits over the long-term,” concluded Mr. Hong.
Second Quarter 2013 Financial Performance

Revenue for the second quarter of 2013 was RMB317.6 million ($51.7 million), representing an increase of 5.3% from RMB301.6 million in the same quarter of 2012. The increase was primarily driven by growth in distributor sales volume. During the quarter, distributor sales increased by 15.3% to RMB312.8 million from RMB271.2 million in the same quarter of 2012. Second quarter 2013 self-operated direct store sales increased to RMB 4.7 million from RMB3.2 million in the same quarter of 2012. A net total of 20 distributor and sub-distributor stores and 1 self-operated direct store were opened in the second quarter of 2013, resulting in a total of 1,383 store locations as of June 30, 2013 compared to 1,362 store locations at the end of the first quarter.
Cost of sales increased by 13.7% to RMB177.4 million ($28.9 million) in the second quarter of 2013 from RMB156.1 million in the same quarter of 2012, primarily due to the higher quality of raw materials used in the Company’s production of its products as well as the increased sales volume.  As a percentage of revenues, cost of sales increased to 55.9% in the second quarter of 2013 from 51.8% in the same quarter of 2012.

Gross profit decreased by 3.7% to RMB140.1 million ($22.8 million) from RMB145.5 million in the second quarter of 2012.  Second quarter 2013 gross margin was 44.1% compared with 48.2% in the same quarter of 2012. The decrease in gross margin was primarily due to higher unit costs the Company was not able to pass on to its customers as well as decreased revenue  associated with the transition of the Company’s higher margin, self-operated flagship stores to its distributors at the end of 2012. Gross margin at the Company’s self-operated direct stores and distributor stores was 60.7% and 43.9%, respectively.

Selling and distribution expenses in the second quarter were RMB31.1 million ($5.1 million), or 9.8% of revenue, compared to RMB41.0 million, or 13.6% of revenue in the same quarter of 2012.  The percentage decrease was primarily due to the significant decrease in direct store expenses resulting from the transition of the Company’s direct-operated flagship stores to selected distributors.

Administrative expenses in the second quarter were RMB15.3 million ($2.5 million), or 4.8% of revenue, compared with RMB14.5 million, 4.8% of revenue in the same quarter of 2012.

Effective tax rate in the second quarter was 26.0% compared to 26.1% in the same quarter of 2012.

Net income for the second quarter increased by 2.2% to RMB67.6 million ($11.0 million) from RMB66.2 million in the same quarter of 2012.  Second quarter net margin was 21.3% compared to 22.0% in the second quarter of 2012.

Diluted earnings per ordinary share were RMB0.61 ($0.10) in the second quarter of 2013, equivalent to RMB2.43 ($0.40) per ADS, compared to diluted earnings per ordinary share RMB0.60 ($0.10) or RMB2.38 ($0.39) per ADS in the second quarter of 2012. The Company’s diluted number of shares outstanding was 111.3 million in the second quarter ended June 30, 2013.

As of June 30, 2013, the Company had cash, cash equivalents of RMB1,204.5 million ($196.3 million), compared to RMB918.5 million as of December 31, 2012.  Net cash provided by operating activities was RMB70.1 million ($11.4 million) in the three months ended June 30, 2013, compared to RMB42.9 million in the three months ended June 30, 2012.

Outlet Type:	2Q2012	2Q2013
Direct Stores	5	8
Distributor and Sub-distributor Stores	1,265	1,312
Self-Operated Flagship Stores	26	0
Distributor-Operated Flagship Stores	35	63
Total:	1,331	1,383

Financial Outlook

For the third quarter of 2013, the Company currently anticipates revenue in the range of RMB370-RMB390 million ($60.3-$63.5 million), gross margin of approximately 40-42%, net income of approximately RMB30.8– RMB34.3 million ($5.0 - $5.6 million) and basic and fully diluted EPS of approximately RMB0.28 ($0.05) – RMB0.31 ($0.05), equivalent to RMB1.11 ($0.18) – RMB1.23 ($0.20) per ADS.

Conference Call Information

Zuoan’s management will host an earnings conference call on September 12, 2013 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing # 1-719-325-2354. A webcast will also be available via http://public.viavid.com/index.php?id=105957. A replay of the call will be available through September 19, 2013. Listeners may access the replay by dialing #1-858-384-5517, access code: 9676501.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.1374 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2013.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 31 of China’s 32 provinces and municipalities. As of June 30, 2013, Zuoan had 1,383 stores located in China.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

 ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended June 30			Six months period ended June 30
	2012	2013	2013	2012	2013	2013
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	301,562	317,555	51,741	581,509	613,809	100,011
Cost of goods sold	(156,103)	(177,414)	(28,907)	(304,936)	(338,216)	(55,107)
Gross profit	145,459	140,141	22,834	276,573	275,593	44,904
Other income	1,036	1,118	182	1,898	3,006	490
Selling and distribution expenses	(40,969)	(31,099)	(5,067)	(69,447)	(57,562)	(9,379)
Administrative expenses	(14,501)	(15,328)	(2,497)	(26,072)	(25,637)	(4,177)
Finance costs	(1,376)	(3,477)	(567)	(2,756)	(5,418)	(883)
Profit before taxation	89,649	91,355	14,885	180,196	189,982	30,955
Income tax expense	(23,436)	(23,718)	(3,865)	(46,595)	(48,540)	(7,909)
Profit after taxation	66,213	67,637	11,020	133,601	141,442	23,046

Other comprehensive (loss)/profit: Foreign exchange difference arising from translation of foreign currency financial statements	23	(1,480)	(241)	(687)	(2,338)	(381)
Total comprehensive income for the periods	66,236	66,157	10,779	132,914	139,104	22,665

Earnings per share (RMB):
Basic earnings per share	0.60	0.61	0.10	1.20	1.27	0.21
Diluted earnings per share	0.60	0.61	0.10	1.20	1.27	0.21

Weighted average basic no. of shares (‘000)	111,276	111,276		111,276	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276		111,276	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of June 30
(in thousands)	2012	2013	2013
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	4,658	23,381	3,810

Current assets
Inventories	24,340	35,037	5,709
Trade and other receivables	608,466	465,569	75,858
Prepayments	100	-	-
Fixed deposits – pledged	9,619	19,040	3,102
Cash and cash equivalents	918,451	1,204,508	196,257
	1,560,976	1,724,154	280,926
Total assets	1,565,634	1,747,535	284,735

EQUITY AND LIABILITIES

Share capital	185	185	30
Share premium	426,165	426,165	69,437
Reserves	48,922	47,492	7,739
Retained profits	834,091	975,533	158,949
Total equity	1,309,363	1,449,375	236,155

LIABILITIES

Current liabilities
Trade and other payables	103,841	116,848	19,039
Interest-bearing bank borrowings	128,250	157,200	25,613
Income tax payable	24,180	24,112	3,929
Total liabilities	256,271	298,160	48,581
Total equity and liabilities	1,565,634	1,747,535	284,735

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Six months period ended June 30
	2012	2013	2013
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	180,196	189,982	30,955
Adjustments for :
Depreciation of property, plant and equipment	3,886	2,973	484
Equity-settled employees benefit expenses	921	908	148
Interest expenses on bank borrowings	2,756	5,418	883
Loss on disposal of property, plant and equipment	655	183	30
Interest income	(1,898)	(3,006)	(490)

Operating profit before working capital changes	186,516	196,458	32,010
Increase in inventories	(24,420)	(10,697)	(1,743)
Decrease in trade and other receivables	160,366	142,897	23,283
Decrease in prepayments	123	100	16
Increase in fixed deposits pledged	(7,233)	(9,421)	(1,535)
Increase in trade and other payables	34,497	13,007	2,119
Cash generated from operations	349,849	332,344	54,151
Interest paid	(2,756)	(5,418)	(883)
Income tax paid	(47,091)	(48,608)	(7,920)
Net cash generated from operating activities	300,002	278,318	45,348

Cash flows from investing activities
Acquisition of property, plant and equipment	(6,167)	(21,879)	(3,565)
Interest received	1,898	3,006	490
Net cash used in investing activities	(4,269)	(18,873)	(3,075)

Cash flows from financing activities
Bank loans obtained	85,550	143,400	23,365
Repayment of bank loans	(57,500)	(114,450)	(18,648)
Net cash generated from financing activities	28,050	28,950	4,717

Net increase in cash and cash equivalents	323,783	288,395	46,990
Exchange difference	(687)	(2,338)	(381)
Cash and cash equivalents at beginning of the periods	690,457	918,451	149,648
Cash and cash equivalents at end of the periods	1,013,553	1,204,508	196,257

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: September 12, 2013	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer